

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 2, 2010

Jeffrey D. Thomas
President and Chief Executive Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, WA 99224

> **RE: Ambassadors Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **Definitive Proxy Statement**
> **Filed April 13, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 0-33347**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Compensation Policies and Practices As They relate to the Company's Risk Management, page 19

1. We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Long-Term Incentive Compensation/Equity Based Awards, page 17

2. In future filings, disclose how you arrived at and why you paid the particular levels of long-term incentive compensation for each named executive officer. For example, we note that the compensation committee considered company performance and individual performance and experience, among other factors, to determine the size of each award. Yet you do not analyze how the committee's consideration of these factors resulted in the amounts paid for each element for each officer. In future filings please provide more analysis. In addition, in your response letter, please provide us with draft disclosure that would have been included in your proxy for the fiscal year ended December 31, 2009. See Item 402(b)(2)(vi) and (vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

3. In future filings, please note that your commission file number is 0-33347.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,
/s Paul Fischer for

Larry Spirgel
Assistant Director